File No. 074-00015






                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549




                                   FORM U-9C-3

                                QUARTERLY REPORT


                      For the quarter ended March 31, 2003


           Filed Pursuant to Rule 58 of the Public Utility Holding Company
                                   Act of 1935






                                       by
                      AMERICAN ELECTRIC POWER COMPANY, INC.
                     1 Riverside Plaza, Columbus, Ohio 43215

                      AMERICAN ELECTRIC POWER COMPANY, INC.
                                   FORM U-9C-3
                      For the Quarter Ended March 31, 2003

                                    CONTENTS

                                                                       Page

ITEM 1 - Organization Chart                                              1

ITEM 2 - Issuances and Renewals of Securities and
         Capital Contributions                                           8

ITEM 3 - Associated Transactions                                         9

ITEM 4 - Summary of Aggregate Investment                                10

ITEM 5 - Other Investments                                              10

ITEM 6 - Financial Statements and Exhibits                              11
             Statements of Income
             Balance Sheet
             Exhibits



                                                                   1
ITEM 1 - ORGANIZATION CHART
Company names are indented and numbered to identify them as subsidiaries of the company that is listed immediately above them at the next tier. Some companies are subsidiaries of more than one company. The reference code for each subsidiary refers to the supplemental schedule to the organization chart that provides details regarding date and state of organization, nature of business, etc. required to be reported under Item 1.
                                                                                                          Reference Code

00. American Electric Power Company, Inc.
  01. American Electric Power Service Corporation
  01. AEP C&I Company, LLC                                                                                       1
    02. AEP Ohio Commercial & Industrial Retail Company, LLC                                                     2
    02. AEP Texas Commercial & Industrial Retail GP, LLC                                                         3
      03. AEP Texas Commercial & Industrial Retail Limited Partnership                                           4
    02. AEP Texas Commercial & Industrial Retail Limited Partnership                                             4
    02. AEP Gas Power GP, LLC                                                                                    5
      03. AEP Gas Power Systems, LLC                                                                             6
    02. AEP Retail Energy LLC                                                                                   26
    02. REP Holdco, LLC                                                                                         85
      03. Mutual Energy SWEPCO LLC                                                                              16
      03. REP General Partner LLC                                                                               17
        04. Mutual Energy SWEPCO LLC                                                                            16
  01. AEP Coal, Inc.                                                                                             7
    02. Snowcap Coal Company, Inc.                                                                               8
    02. AEP Kentucky Coal, LLC                                                                                   9
    02. AEP Ohio Coal, LLC                                                                                      10
    02. AEP West Virginia Coal, Inc.                                                                            11
    02. Leesville Land, LLC                                                                                     62
    02. Springdale Land, LLC                                                                                    74
  01. AEP Energy Services, Inc.                                                                                 12
  01. AEP Investments, Inc.
    02.  AEP EmTech, LLC                                                                                        15
      03. Universal Supercapacitors, LLC                                                                        18
      03. Integrated Fuel Cell Technologies, Inc.                                                               33
      03. Distribution Vision 2010, LLC                                                                         16
    02.  Dynelec, Inc.                                                                                          17
    02.  Energy Trading Platform Holding Company, Inc.                                                          13
    02.  Intercontinental Exchange Inc.                                                                         14
    02.  PowerSpan Corp.                                                                                        24
    02.  AEMT, Inc.                                                                                             31
    02.  Enerwise Global Technologies, Inc.                                                                     87
    02.  Powerware Solutions, Inc.                                                                              32
    02.  PHPK Technologies, Inc.                                                                                25
  01. Mutual Energy L.L.C.                                                                                      19
    02. AEP Ohio Retail Energy, LLC                                                                             21
  01. AEP Power Marketing, Inc.                                                                                 22
    02. AEP Coal Marketing, LLC                                                                                 20
    02. AEP Emissions Marketing, LLC                                                                            54
  01. AEP T&D Services, LLC                                                                                     23
  01. AEP Pro Serv, Inc.
      03. Diversified Energy Contractors Company, LLC                                                           64
      03. DECCO II LLC                                                                                          65
        04. Diversified Energy Contractors, LP                                                                  66
      03. Diversified Energy Contractors, LP                                                                    66
      03. Industry and Energy Associates, L.L.C.                                                                67
    02. United Sciences Testing, Inc.                                                                           86
  01. AEP Texas POLR, LLC                                                                                       27
    02. AEP Texas POLR GP, LLC                                                                                  28
      03. POLR Power, L.P.                                                                                      29
    02. POLR Power, L.P.                                                                                        29
  01. AEP Utilities, Inc.
    02. Southwestern Electric Power Company
      03.  The Arklahoma Corporation                                                                            34
      03.  Southwest Arkansas Utilities Corporation                                                             35
      03.  Dolet Hills Lignite Company, LLC                                                                     36
    02. CSW Energy, Inc.
      03. CSW Development-I, Inc.                                                                               37
        04. Polk Power GP II, Inc.                                                                              38
          05. Polk Power GP, Inc.                                                                               39
            06. Polk Power Partners, LP                                                                         40
              07. Mulberry Holdings, Inc.                                                                       41
        04. CSW Mulberry II, Inc.                                                                               42
          05. CSW Mulberry, Inc.                                                                                43
        04. Polk Power Partners, LP                                                                             40
          05. Mulberry Holdings, Inc.                                                                           41
        04. Noah I Power GP, Inc.                                                                               44
          05. Noah I Power Partners, LP                                                                         45
            06. Brush Cogeneration Partners                                                                     46
        04. Noah I Power Partners, LP                                                                           45
          05. Brush Cogeneration Partners                                                                       46
        04. Orange Cogeneration GP II, Inc.                                                                     47
          05. Orange Cogeneration G.P., Inc.                                                                    48
            06. Orange Cogeneration Limited Partnership                                                         49
              07. Orange Cogen Funding Corp.                                                                    50
                08. Orange Holdings, Inc.                                                                       51
        04. CSW Orange II, Inc.                                                                                 52
          05. CSW Orange, Inc.                                                                                  53
            06. Orange Cogeneration Limited Partnership                                                         49
              07. Orange Cogen Funding Corp.                                                                    50
                08. Orange Holdings, Inc.                                                                       51
      03. CSW Ft. Lupton, Inc.                                                                                  55
        04. Thermo Cogeneration Partnership, L.P.                                                               56
      03. CSW Sweeny GP I, Inc.                                                                                 57
        04. CSW Sweeny GP II, Inc.                                                                              58
          05. Sweeney Cogeneration Limited Partnership                                                          59
            03. CSW Sweeny LP I, Inc.                                                                           60
        04. CSW Sweeny LP II, Inc.                                                                              61
          05. Sweeney Cogeneration Limited Partnership                                                          59
      03. CSW Power Marketing, Inc.                                                                             30
      03. CSW Services International, Inc.                                                                      63
      03. CSW Eastex GP I, Inc.                                                                                 68
        04. CSW Eastex GP II, Inc.                                                                              69
          05. Eastex Cogeneration Limited Partnership                                                           70
      03. CSW Eastex LP I, Inc.                                                                                 71
        04. CSW Eastex LP II, Inc.                                                                              72
          05. Eastex Cogeneration Limited Partnership                                                           70
    02. EnerShop Inc.                                                                                           73
    02. CSW Energy Services, Inc.                                                                               75
      03. Nuvest, L.L.C.                                                                                        76
        04. National Temporary Services, Inc.                                                                   77
          05. Octagon, Inc.                                                                                     78
        04. Numanco, L.L.C.                                                                                     79
          05. NuSun, Inc.                                                                                       80
            06. Sun Technical Services, Inc.                                                                    81
            06. Calibration and Testing Corporation                                                             82
          05. ESG, L.L.C.                                                                                       83
          05. Numanco Services, LLC                                                                             84



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

                                                                                         Percentage
                                               Energy or                                 of Voting
Name of                                       Gas-Related    Date of         State of    Securities
Reporting Company                              Company     Organization    Organization    Held     Nature of Business
--------------------------                    ----------    ----------     -----------   ---------  ------------------------------
1    AEP C&I Company, LLC                       Energy       10/10/00        Delaware       100%    Marketing of natural gas,
                                                                                                    electricity or energy
                                                                                                    related products
2    AEP Ohio Commercial & Industrial           Energy       10/10/00        Delaware       100%    Marketing of natural gas,
                                                                                                    electricity or energy
     Retail Company, LLC                                                                            related products
3    AEP Texas Commercial & Industrial          Energy       12/11/00        Delaware       100%    Marketing of natural gas,
                                                                                                    electricity or energy
     Retail GP, LLC                                                                                 related products
4    AEP Texas Commercial & Industrial          Energy       12/12/00        Delaware       100%    Marketing of natural gas,
                                                                                                    electricity or energy
     Retail Limited Partnership                                                                     related products
5    AEP Gas Power GP, LLC                      Energy       12/19/00        Delaware       100%    Distributed generation products
6    AEP Gas Power Systems, LLC                 Energy       07/09/96        Delaware       75%     Distributed generation products
7    AEP Coal, Inc.                             Energy       10/29/01         Nevada        100%    Coal Mining
8    Snowcap Coal Company, Inc.                 Energy       10/29/01        Delaware       100%    Coal Mining
9    AEP Kentucky Coal, LLC                     Energy       10/29/01        Delaware       100%    Coal Mining
10   AEP Ohio Coal, LLC                         Energy       10/26/01        Delaware       100%    Coal Mining
11   AEP West Virginia Coal, Inc.               Energy       10/29/01         Nevada        100%    Coal Mining
12   AEP Energy Services, Inc.                  Energy       09/24/96          Ohio         100%    Broker and market energy
                                                                                                    commodities
13   Energy Trading Platform Holding            Energy       04/28/00        Delaware      16.70%   Energy Marketing
     Company, Inc.
14   Intercontinental Exchange, Inc.            Energy       06/16/00        Delaware      4.87%    Energy Marketing
15   AEP EmTech, LLC                            Energy       01/03/01        Delaware       100%    Development & commercialization
                                                                                                    of electrotechnologies
16   Mutual Energy SWEPCO LLC                   Energy       04/04/01        Delaware       100%    Marketing of natural gas,
                                                                                                    electricity or energy
                                                                                                    related products
17   REP General Partner LLC                    Energy       04/04/01        Delaware       100%    Marketing of natural gas,
                                                                                                    electricity or energy
                                                                                                    related products
18   Universal Supercapacitors, LLC             Energy       04/16/02        Delaware      50.00%   Non-regulated energy-related
                                                                                                    services and projects
19   Mutual Energy L.L.C.                       Energy       12/17/99        Delaware       100%    Marketing of natural gas,
                                                                                                    electricity or energy
                                                                                                    related products
20   AEP Coal Marketing, LLC                    Energy       01/22/03        Delaware       100%    Marketing of natural gas,
                                                                                                    electricity or energy
                                                                                                    related products
21   AEP Ohio Retail Energy, LLC                Energy       09/05/00        Delaware       100%    Marketing of natural gas,
                                                                                                    electricity or energy
                                                                                                    related products
22   AEP Power Marketing, Inc.                  Energy       07/22/96          Ohio         100%    Marketing of natural gas,
                                                                                                    electricity or energy
                                                                                                    related products
23   AEP T&D Services, LLC                      Energy       12/12/00        Delaware       100%    Energy services including
                                                                                                    operations, supply chain,
                                                                                                    transmission and distribution
24   Powerspan Corp                             Energy       05/14/97        Delaware      9.80%    Pollution Control Technology
                                                                                                    Development
25   PHPK Technologies, Inc.                    Energy       07/01/91          Ohio        40.40%   Cryogenic and Vacuum Equipment
                                                                                                    Manufacture & Service
26   AEP Retail Energy LLC                      Energy       06/28/00        Delaware       100%    Marketing of natural gas,
                                                                                                    electricity or energy
                                                                                                    related products
27   AEP Texas POLR, LLC (aka AEP Texas         Energy       12/11/00        Delaware       100%    Marketing of natural gas,
                                                                                                    electricity or energy
     Retail GP, LLC)                                                                                related products
28   AEP Texas POLR GP, LLC                     Energy       11/14/01        Delaware       100%    Marketing of natural gas,
                                                                                                    electricity or energy
                                                                                                    related products
29   POLR Power, L.P.                           Energy       11/14/01        Delaware       100%    Marketing of natural gas,
                                                                                                    electricity or energy
                                                                                                    related products
30   CSW Power Marketing, Inc.                  Energy                       Delaware       100%    Energy Management
31   AEMT, Inc.                                 Energy       12/23/97        Florida         0%     Power conditioning product mfg
                                                                                                    and sales
32   Powerware Solutions, Inc.                  Energy       02/15/94         Texas        4.00%    Energy Management Systems for
                                                                                                    water utilities
33   Integrated Fuel Cell Technologies, Inc.    Energy       04/04/01        Delaware       .10%    Non-regulated energy-related
                                                                                                    services and projects
34   The Arklahoma Corporation                  Energy       05/16/47        Arkansas      44.20%   Electric Transmission
35   Southwest Arkansas Utilities               Energy       03/22/28        Arkansas     100.00%   Inactive
     Corporation
36   Dolet Hills Lignite Company, LLC           Energy       04/09/01        Delaware       100%    Coal Mining
37   CSW Development-I, Inc.                    Energy       12/06/90        Delaware       100%    Qualifying Facility
38   Polk Power GP II, Inc.                     Energy       03/20/95        Delaware       50%     Qualifying Facility
39   Polk Power GP, Inc.                        Energy       09/18/91        Delaware       100%    Qualifying Facility
40   Polk Power Partners, LP                    Energy       02/19/92        Delaware       50%     Qualifying Facility
41   Mulberry Holdings, Inc.                    Energy       10/28/99        Delaware       100%    Qualifying Facility
42   CSW Mulberry II, Inc.                      Energy       03/21/95        Delaware       100%    Qualifying Facility
43   CSW Mulberry, Inc.                         Energy       02/03/94        Delaware       100%    Qualifying Facility
44   Noah I Power GP, Inc.                      Energy       05/14/91        Delaware       100%    Qualifying Facility
45   Noah I Power Partners, LP                  Energy       05/16/91        Delaware       100%    Qualifying Facility
46   Brush Cogeneration Partners                Energy       06/17/94        Delaware       50%     Qualifying Facility
47   Orange Cogeneration GP II, Inc.            Energy       03/16/95        Delaware       50%     Qualifying Facility
48   Orange Cogeneration G.P., Inc.             Energy       02/05/93        Delaware       100%    Qualifying Facility
49   Orange Cogeneration Limited Partnership    Energy       02/05/93        Delaware      50.00%   Qualifying Facility
50   Orange Cogen Funding Corp.                 Energy       06/11/92        Delaware       100%    Qualifying Facility
51   Orange Holdings, Inc.                      Energy       10/28/99        Delaware       100%    Qualifying Facility
52   CSW Orange II, Inc.                        Energy       03/16/95        Delaware       100%    Qualifying Facility
53   CSW Orange, Inc.                           Energy       04/21/93        Delaware       100%    Qualifying Facility
54   AEP Emissions Marketing, LLC               Energy       01/22/03        Delaware       100%    Marketing of natural gas,
                                                                                                    electricity or energy
                                                                                                    related products
55   CSW Ft. Lupton, Inc.                       Energy       04/01/93        Delaware       50%     Qualifying Facility
56   Thermo Cogeneration Partnership, L.P.      Energy       03/17/93        Delaware       100%    Qualifying Facility
57   CSW Sweeny GP I, Inc.                      Energy       09/06/95        Delaware       100%    Qualifying Facility
58   CSW Sweeny GP II, Inc.                     Energy       09/06/95        Delaware       100%    Qualifying Facility
59   Sweeney Cogeneration Limited               Energy       10/10/95        Delaware       50%     Qualifying Facility
     Partnership
60   CSW Sweeny LP I, Inc.                      Energy       09/06/95        Delaware       100%    Qualifying Facility
61   CSW Sweeny LP II, Inc.                     Energy       09/06/95        Delaware       100%    Qualifying Facility
62   Leesville Land, LLC                        Energy       02/11/03        Delaware       100%    Coal mining
63   CSW Services International, Inc.           Energy       03/19/97        Delaware       100%    Non-regulated energy-related
                                                                                                    services and projects
64   Diversified Energy Contractors             Energy       07/03/97        Delaware       100%    Non-regulated energy-related
     Company, LLC                                                                                   services and projects
65   DECCO II LLC                               Energy       08/08/97        Delaware       100%    Non-regulated energy-related
                                                                                                    services and projects
66   Diversified Energy Contractors, LP         Energy       08/18/98        Delaware       100%    Non-regulated energy-related
                                                                                                    services and projects
67   Industry and Energy Associates, L.L.C.     Energy       05/26/98        Delaware       100%    Non-regulated energy-related
                                                                                                    services and projects
68   CSW Eastex GP I, Inc.                      Energy       09/04/98        Delaware       100%    Qualifying Facility
69   CSW Eastex GP II, Inc.                     Energy       09/04/98        Delaware       100%    Qualifying Facility
70   Eastex Cogeneration Limited Partnership    Energy       09/09/98        Delaware       50%     Qualifying Facility
71   CSW Eastex LP I, Inc.                      Energy       09/04/98        Delaware       100%    Qualifying Facility
72   CSW Eastex LP II, Inc.                     Energy       09/04/98        Delaware       100%    Qualifying Facility
73   EnerShop Inc.                              Energy       09/11/95        Delaware       100%    Energy Marketing Services
74   Springdale Land, LLC                       Energy       02/11/03        Delaware       100%    Coal mining
75   CSW Energy Services, Inc.                  Energy       09/24/97        Delaware       100%    Energy Marketing Services
76   Nuvest, L.L.C.                             Energy       02/20/96        Delaware      92.90%   Staff Augmentation to Power
                                                                                                    Plants
77   National Temporary Services, Inc.          Energy       12/31/90      Pennsylvania     100%    Staff Augmentation to Power
                                                                                                    Plants
78   Octagon, Inc.                              Energy       11/05/93        Delaware       100%    Staff Augmentation to Power
                                                                                                    Plants
79   Numanco, L.L.C.                            Energy       04/08/96        Oklahoma       100%    Staff Augmentation to Power
                                                                                                    Plants
80   NuSun, Inc.                                Energy       04/26/88        Delaware       100%    Staff Augmentation to Power
                                                                                                    Plants
81   Sun Technical Services, Inc.               Energy       01/16/91       California      100%    Staff Augmentation to Power
                                                                                                    Plants
82   Calibration and Testing Corporation        Energy       01/02/80       California      100%    Staff Augmentation to Power
                                                                                                    Plants
83   ESG, L.L.C.                                Energy       11/27/96        Oklahoma       50%     Staff Augmentation to Power
                                                                                                    Plants
84   Numanco Services, LLC                      Energy       04/08/96        Oklahoma       100%    Staff Augmentation to Power
                                                                                                    Plants
85   REP Holdco, LLC                            Energy       04/04/01        Delaware       100%    Marketing of natural gas,
                                                                                                    electricity or energy
                                                                                                    related products
86   United Sciences Testing, Inc.              Energy       05/07/97        Delaware       100%    Coal Cleaning Technology
87   Enerwise Global Technologies, Inc.         Energy       03/02/01        Delaware        5%     Energy Investments

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


ITEM 2 - ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS

SECURITIES:

Company      Type of      Principal                              Person to         Collateral     Consideration
Issuing      Security     Amount of     Issue or     Cost of     Whom Security     Given With     Received for
Security     Issued       Security      Renewal      Capital     Was Issued        Security       Each Security
--------     --------     --------      --------     -------     -------------     ----------     -------------
                       (in thousands)                                                             (in thousands)
NONE


FINANCING AMONG ASSOCIATE COMPANIES:

Company                     Type of      Principal                              Person to
Issuing                     Security     Amount of     Issue or     Cost of     Whom Security
Security                    Issued       Security      Renewal      Capital     Was Issued
--------                    --------     --------      --------     -------     -------------
                                      (in thousands)

None


CAPITAL CONTRIBUTIONS:
Company                   Company
Contributing              Receiving                              Amount of
Capital                   Capital                                Capital Contributions
-------------             ---------                              ---------------------
                                                                 (in thousands)
None

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


ITEM 3 - ASSOCIATED TRANSACTIONS

Part I -- Transactions performed by reporting companies on behalf of associate companies

Reporting      Associate
Company        Company               Types of      Direct       Indirect                  Total
Rendering      Receiving             Services      Costs        Costs       Cost          Amount
Services       Services              Rendered      Charged      Charged     of Capital    Billed
---------      ---------             --------      -------      -------     ----------    ------
                                                                  (in thousands)

Nuvest, LLC    South Texas Project   Engineering   $ 1,089       -           -            $ 1,089
Nuvest, LLC    D.C. Cook             Engineering     8,835       -           -              8,835
Nuvest, LLC    Regional Service
                Office - West        Engineering     3,230       -           -              3,230

Part II -- Transactions performed by associate companies on behalf of reporting companies

Associate                          Reporting
Company                            Company         Types of                    Direct    Indirect               Total
Rendering                          Receiving       Services                    Costs     Costs     Cost         Amount
Services                           Services        Rendered                    Charged   Charged   of Capital   Billed
---------                          ---------       --------                    -------   --------  ----------   ------
                                                                                            (in thousands)

American Electric
  Power Service Corporation        AEPES           Administrative & Marketing $ 4,192     $2,870      $ -      $ 7,062
Houston Pipeline                   AEPES           Asset Management             6,250       -           -        6,250
Jefferson Island                   AEPES           Asset Management             1,250       -           -        1,250
CSW Energy, Inc.                   Polk Power
                                    Partners, L.P. Plant Services                 446        180        -          626
CSW Energy, Inc.                   Orange
                                    Cogeneration
                                    L.P.           Plant Services                 388        127        -          515
CSW Dev I, Inc.                    Polk Power
                                    Parnters, L.P. Plant Services                  90       -           -           90
CSW Services International Inc.    Eastex
                                    Cogeneration
                                    L.P.           Plant Services                 764        454        -        1,218
CSW Services International Inc.    Sweeny
                                    Cogeneration
                                    L.P.           Plant Services                 537        636        -        1,173
                                                                              -------     ------      ----     -------
      Total                                                                   $13,917     $4,267      $ -      $18,184
                                                                              =======     ======      ====     =======

ITEM 4 - SUMMARY OF AGGREGATE INVESTMENT

Investments in energy-related companies:
                                                         (in thousands)

Total consolidated capitalization
   as of March 31, 2003                          $22,407,347(a)          Line 1

Total capitalization multiplied by 15%
(line 1 multiplied by 0.15)                        3,361,102             Line 2

Greater of $50 million or line 2                              $3,361,102 Line 3

Total current aggregate investment:
(categorized by major line of
   energy-related business)
   Energy-related Category 1: Energy Services          24,788
   Energy-related Category 5: Energy Marketing        809,589
   Energy-related Category 7: Maintenance Services     78,476
   Energy-related Category 8: Qualifying Facility     682,312
   Energy-related Category 10: Other Form of Energy   150,931
   Energy-related Category 2,3,4,6,9                   57,150
       Total current aggregate investment                      1,803,246 Line 4
                                                              ----------

Difference between the greater of $50 million or 15%
of capitalization and the total aggregate investment
of the registered holding company system
(line 3 less line 4)                                          $1,557,856 Line 5
                                                              ==========

(a) Includes short-term debt.

Investments in gas-related companies:

   NONE

ITEM 5 - OTHER INVESTMENTS

Major Line            Other                 Other
of Energy-Related     Investment in Last    Investment in This    Reason for Difference in
Business              U-9C-3 Report         U-9C-3 Report         Other Investment
-----------------     ------------------    ------------------    ------------------------
                                   (in thousands)

CSW Energy Services
Invested prior to
April 1, 1997         $  2,696              $  2,696              Amounts are excluded from Item 4

Qualifying facility
Invested prior to
April 1, 1997         $194,644              $194,644              Amounts are excluded from Item 4


ITEM 6 - FINANCIAL STATEMENTS AND EXHIBITS

List all financial statements and exhibits filed as a part of this report.

Financial Statements:
     Balance sheets and Income Statements for period ended March 31, 2003 are filed confidentially under a separate cover for:
        AEP C&I Company, LLC
        AEP Coal, Inc.
        AEP EmTech LLC
        AEP Energy Services, Inc.
        AEP Gas Power GP, LLC
        AEP Gas Power System GP, LLC
        AEP Ohio C&I Retail Company
        AEP Power Marketing, Inc.
        AEP Retail Energy, LLC
        AEP T&D Services, LLC
        AEP Texas C&I Retail LP
        AEP Texas C&I Retail GP, LLC
        AEP Texas GP, LLC
        CSW Development-I, Inc. (consolidated)
        CSW Energy Consolidated
        CSW Energy Services, Inc.
        CSW Ft. Lupton, Inc.
        CSW Power Marketing, Inc.
        CSW Services International Inc.
        CSWI Consolidated
        Diversified Energy Contractors Company (DECCO)
        Dolet Hills Lignite Company
        Eastex Cogeneration LP
        Enershop, Inc.
        Mutual Energy LLC (consolidated)
        Mutual Energy SWEPCO LLC
        Nuvest, LLC
        POLR Power, L.P.
        REP General Partner LLC
        Sweeny Companies (consolidated)





Exhibits:

1. Certificate stating that a copy of the U-9C-3 for the previous quarter has been filed with the Ohio, Kentucky, Virginia, West Virginia, Tennessee, Indiana, Arkansas, Louisiana, Oklahoma, Michigan and Texas State Commissions.

                                 CERTIFICATE

         The undersigned certifies that he is the duly designated and acting Treasurer of American Electric Power Company, Inc., a New York corporation ("AEP"), and that:

         AEP's Quarterly Report on Form U-9C-3 filed pursuant to Rule 58 for the quarter ended March 31, 2003 (the "Quarterly Report on Form U-9C-3") was filed with each state commission having jurisdiction over the retail rates of the public utility companies that are associate companies of any of the reporting companies (the "Specific State Commissions").

         The names and addresses of the Specific State Commissions are:

                  Indiana Utility Regulatory Commission
                  302 West Washington Street, E 306
                  Indianapolis, Indiana   46204

                  Kentucky State Commission
                  211 Sower Boulevard
                  P.O. Box 615 Frankfort, Kentucky 40602

                  Michigan Public Service Commission
                  6545 Mercantile Way
                  P.O. Box 30221 Lansing, Michigan 48909

                  Public Service Commission of West Virginia
                  201 Brooks Street
                  P.O. Box 812
                  Charleston, West Virginia   25323

                  Tennessee Regulatory Authority
                  460 James Robertson Parkway
                  Nashville, Tennessee  37243-0505

                  The Public Utilities Commission of Ohio
                  180 East Broad Street
                  Columbus, Ohio   43215

                  Virginia State Corporation Commission
                  1300 East Main Street
                  P.O. Box 2118 Richmond, Virginia 23216

                  Arkansas Public Service Commission
                  1000 Center
                  P.O. Box 400 Little Rock, AR 72203-0400

                  Louisiana Public Service Commission
                  One American Place
                  P.O. Box 91154 Baton Rouge, LA 70821-9154


                  Oklahoma Corporation Commission
                  2102 N. Lincoln Blvd.
                  P.O. Box 52000-2000
                  Oklahoma City, OK  73152-2000

                  Public Utility Commission of Texas
                  1701 N. Congress Avenue
                  Austin, TX  78701


         IN WITNESS WHEREOF, I have hereunto set my hand as of the 30th day of May, 2003.

                                                     /s/ Geoffrey S. Chatas
                                                     -------------------------
                                                     Geoffrey S. Chatas
                                                          Treasurer

                                   SIGNATURE





         The undersigned system company has duly caused this quarterly report to be signed on its behalf by the undersigned, thereunto duly authorized, pursuant to the requirements of the Public Utility Holding Company Act of 1935.




                      AMERICAN ELECTRIC POWER COMPANY, INC.

                              By   /s/ Geoffrey S. Chatas
                                  --------------------
                                     Geoffrey S. Chatas
                                     Treasurer







May 30, 2003